SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Falcon
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Receipt ("ADR") 74435K204
b)	Nature of the transaction
Grant of ADR options

In line with the announcement made on 12 October 2018, Prudential plc entered into an agreement on 14 March 2019 with Michael Falcon to replace unvested awards forfeited as a consequence of joining Prudential plc on 1 January 2019.

Under the agreement Mr Falcon has been granted an option entitling him to receive a cash amount equal to the market value of a specified notional number of Prudential ADRs on the date of exercise, less an option price of 12.642 cents (being the US $ equivalent of 10 pence per ADR on 19 December 2018, the last day of Mr Falcon's JP Morgan Asset Management employment). The option will vest on the dates detailed below:

		Exercise Period	Number of notional Prudential PLC ADRs
		25 October 2019 to 24 November 2019	11,224
		30 days commencing on the date of release of Prudential plc's Full Year Results for 2019	30,938
		30 days commencing on the date of release of Prudential plc's Full Year results for 2020	14,380

This replacement award has been made on a like-for-like basis, with the option exercisable in accordance with the original vesting timeframe which attached to the forfeited awards.

This arrangement has been put in place in accordance with Listing Rule 9.4.2, which allows an individual scheme to be put in place to assist with the recruitment of an executive director, and is consistent with Prudential plc's Directors' Remuneration Policy.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0.12642	56,542
d)	Aggregated information - Aggregated volume - Price	56,542 USD 0.12642
e)	Date of the transaction	2019-03-14
f)	Place of the transaction	New York Stock Exchange

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639
Jennie Webb, Share Plans Manager, +44 (0)20 3977 9750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14th March 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary